March 6, 2009

Via Edgar and Facsimile

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission – Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

Re:	API Nanotronics Corp. Form 10-K for the fiscal year ended May 31, 2008

Filed on October 25, 2008

File no. 000-29429

Dear Mr. Cascio:

API Nanotronics Corp. (“we” or the “Company”) has received your letter dated February 24, 2009. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided (keyed to your letter dated February 24, 2009):

Annual Report on Form 10-K as of May 31, 2008

Financial Statements

Note 2. Inventories, page F-17

1.	Comment: We note that you recorded an inventory impairment of $2.8 million during fiscal 2008. Please tell us and disclose in future filings the specific circumstances that resulted in the impairment and how you determined the amount.

Response: As part of our monitoring process for the year ended May 31, 2008, the Company performed a review of its assets to determine whether they could provide long-term sustainable growth. As part of the review, the Company performed an analysis of its inventory at each operating division, and based on the analysis determined that an impairment of inventory was necessary. The analysis concluded that: (i) an adjustment should be recorded for any inventory item that had not been moved for at least 12 months, and (ii) an adjustment should be recorded for any item in our inventory that did not have a current order outstanding or any item that we identified as not being expected to be used or sold over the next 12 months based on the information available at that time. We continue to periodically review and analyze our inventory management systems, and will conduct inventory impairment testing on an annual basis.

Future filings will include disclosures similar to the following:

As of the year end May 31, 2008, we performed an analysis of our inventory at each operating division, and based on the analysis determined that an impairment of inventory was necessary. The analysis concluded that: (i) an adjustment should be recorded for any inventory item that had not been moved for at least 12 months, and (ii) an adjustment should be recorded for any item in our inventory that did not have a current order outstanding or any item that we identified as not being expected to be used or sold over the next 12 months based on the information we had at that time. We will continue to periodically review and analyze our inventory management systems, and conduct inventory impairment testing on an annual basis.

Note 2. Goodwill and Intangible Assets, page F-10

Note 2. Goodwill and Intangible Assets, page F-19

2.	Comment: We note your disclosure in Note 1 on page F-10 that you determined that there is no impairment in goodwill as of May 31, 2008. In light of your recurring losses and decreasing stock price, and the economic downturn, please tell us and revise future filings to disclose how you applied the requirements of SFAS 142 in evaluating recorded goodwill for impairment.

Response: Our consolidated financial statements include the results of several subsidiaries. The goodwill recorded on our consolidated financial statements relates to the acquisition of Filtran Limited and Filtran Inc., which was completed in 2002. Since 2002, Filtran Limited and Filtran Inc. have recorded net profits. The Company’s impairment tests based on projected cash flows significantly exceeded the carrying value of the assets each quarter, leading us to conclude that goodwill has not been impaired.

Future filings will include disclosures similar to the following:

The goodwill on our consolidated financial statements relates to the acquisition of the Filtran Group, which was completed in 2002. The Company performs goodwill impairment testing under the provisions of statement of Financial Accounting Standards No. 142, using the discounted future cash flows technique as provided for by the FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value In Accounting Measurements.”. When the carrying amount of the assets exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure whether there is any impairment loss. The Company’s impairment tests based on future cash flows significantly exceeded the carrying value of the assets each quarter, and the Company concluded that goodwill has not been impaired.

3.	Comment: In addition, tell us and revise future filings to disclose the reason that amortization is currently not being recorded for your patents and clarify when you expect these assets to be placed in service.

Response: In July 2007, the Company’s subsidiary API Nanofabrication and Research Corporation, acquired certain patents in connection with an asset acquisition from NanoOpto Corporation. During the remainder of fiscal year 2008, the Company performed an extensive review of the patents, which numbered over sixty , to determine whether a particular patent was to be abandoned, continued, or potentially be sold. The review included a technical analysis and market assessment of each issued or pending patent. Once the Company determined the patents it would place into service, the Company was required to take additional legal actions for each such patent, including clearing title. Due to the extensive review and the time needed to set up a nanotechnology research center that would utilize the patents, such the patents were not placed in service, or “used”, to produce revenues during fiscal year 2008. The Company completed its review of the patents at the end of the fiscal 2008. As indicated in the 10-K for the fiscal year ended May 31, 2008 (the “2008 10-K”), the patents were placed into service in the first quarter of fiscal 2009. Please see page 18 of the 2008 10-K. Accordingly, we commenced recording amortization for the patents in the first quarter of 2009. Please see page 9 of our Forms 10-Q for the quarters ended August 31, 2008 and November 30, 2008.

Note 14. Income Taxes, page F-21

4.	Comment: We reference the net deferred tax assets recorded in your financial statements at May 31, 2008. In light of your recurring losses, please tell us and disclose in future filings how you concluded that deferred tax assets reported on your balance sheet are more likely than not recoverable. In your response, please fully explain how you applied the guidance from SFAS 109 paragraphs 20 through 25 in concluding that reported deferred tax assets are more likely than not recoverable. In that regard, please describe all relevant positive and negative evidence considered, including how you evaluated and weighed that evidence in performing your evaluation.

Response: The valuation allowance was taken on the deferred tax assets of certain non-performing subsidiaries to provide for a reasonable provision, which in our estimation would more likely than not be recoverable in the near future.

The table below summarizes the valuation allowance as of May 31, 2008

Net Deferred tax assets —	(2)		$2,993,578
Valuation allowance —	(1)		$2,902,000
As a percentage of total assets—	(1	)/(2)	97%
Deferred tax assets not subject to valuation allowance	(3)		$91,578
As a percentage of total assets	(3	)/(2)	3%

In determining the adequacy of the valuation allowance, we considered the following facts pursuant to SFAS 109, paragraphs 20 through 25:

Positive Factors for taking 97% of the valuation allowance:

1. A United States based subsidiary of the Company generated taxable income in the year ending May 31, 2008.

2. The Canadian subsidiary of the Company generated taxable income in the year ending May 31, 2008.

3. The temporary differences occurring from depreciation and amortization are expected to increase the taxable income over future periods following certain of the Company’s acquisition of assets. Substantially all of these assets have low tax bases.

Negative Factors for taking 97% of the valuation allowance:

1. Recurring losses in certain subsidiaries.

The deferred tax assets reflected in the balance sheet relate to the inventory write downs, temporary differences of property, plant & equipment and patent amortization.

We are consistently reviewing our position on taxes and any change in our condition or assumptions will be reflected in the financials statements in future filings.

Future filings will include disclosures similar to the following:

The valuation allowance was taken on the deferred tax assets of certain non-performing subsidiaries to provide for a reasonable provision, which in our estimation would more likely than not be recoverable in the near future. In determining the adequacy of the valuation allowance, we applied guidance pursuant to SFAS 109, including paragraphs 20 through 25, and considered such factors as (A) which subsidiaries were producing income and which subsidiaries were producing losses and (B) temporary differences occurring from depreciation and amortization which we expect to increase the taxable income over future periods. In addition, beginning in fiscal 2009, we implemented a strategic restructuring program that we believe will result in a reduction in our cost structure, which we expect will have a positive effect on our profitability. The position the Company takes on its deferred tax assets in the future may change, as it may be affected by the success or failure of our short-term strategies and overall global economic conditions.

Exhibit 31.2 and 31.2 Certifications

5.	Comment: We note that each principal executive officer and principal financial officer has certified the annual report in his/her role as an officer of the registrant. Please amend future filings to identify the certifying individual without providing the officer’s title in the first sentence of the certification. Refer to paragraph (B)(31)(i) of Item 601 of Regulation S-K.

Response: Future filings will identify the certifying individuals without providing the officer’s title in the first sentence of the certification.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Should the Staff have any additional questions or comments after reviewing this response letter we would appreciate the opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. In addition, if we may be of assistance during the Staff’s review of this letter, please call me directly at (613) 226-1626.

We look forward to your response.

Very Truly Yours,

API Nanotronics Corp.

/s/ Claudio Mannarino
Claudio Mannarino
Chief Financial Officer

cc: Jong Ho Hwang, SEC Staff Accountant, Securities and Exchange Commission